August 11, 2020
Carlo Alberto Sisto
President
New Holland Credit Company, LLC.
6900 Veterans Boulevard
Burr Ridge, Illinois 60527
       Re:    CNH Equipment Trust 2019-A
              Form 10-K
              Filed March 23, 2020
              File No. 333-206749
Dear Mr. Sisto,

       We have reviewed your filing and have the following comment.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K
Exhibits
   1. We note that Exhibit 33.1 defines the platform as    Publicly registered
asset-backed
      securities transactions for which New Holland acted as servicer involving equipment
      receivables.    In contrast, Exhibit 34.1 defines the platform as
asset backed securities
      transactions related to the trusts listed on Appendix A.    Please
clarify whether the
      transactions listed in the Exhibit 33.1 platform are the same transactions as those listed in
      Appendix A of Exhibit 34.1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Kalish at 202-551-7361 or me at (202) 551-3850 if you have any questions.
                                                         Sincerely,
                                                             /s/ Katherine Hsu

                                                             Katherine Hsu
                                                             Office Chief
                                                             Office of
Structured Finance